LIMITED LIABILITY COMPANY AGREEMENT

OF

MustWatch, LLC

A Delaware Limited Liability Company

THE MEMBERSHIP INTERESTS (REPRESENTED BY UNITS) CREATED PURSUANT TO THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

TABLE OF CONTENTS

LIMITED LIABILITY COMPANY AGREEMENT

OF

MustWatch, LLC

A Delaware Limited Liability Company

THIS LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") of MustWatch, LLC, a Delaware limited liability company (the "Company"), is made effective as of November 20, 2017, by and among the Company, the Persons who have executed this Agreement as Members on the date hereof and any other Person made a party hereto after the date hereof in the manner hereinafter provided.

ARTICLE I
DEFINITIONS

1.1   <u>Certain Definitions</u>. As used in this Agreement:

(a)   <u>Act</u> means the Delaware Limited Liability Company Act, as amended and in effect from time to time.

(b)   <u>Affiliate</u> means (i) any Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with another Person, or (ii) any executive officer, director, manager or general partner of another Person. For purposes of this definition, the term "controls" and the phrases "controlled by" and "under common control with" means possession (direct or indirect) of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(c)   <u>Agreement</u> shall have the meaning ascribed to such term in the preamble.

(d)   <u>Assumed Tax Rate</u> means, for any taxable year, the highest marginal effective rate of federal, state and local income tax applicable to an individual resident in New York, New York, taking account of any differences in rates applicable to ordinary income and capital gains and any allowable deductions in respect of such state and local taxes in computing a Member's liability for federal income tax.

(e)   <u>Board of Managers</u> and <u>Board</u> means the Board of Managers appointed pursuant to Section 5.2 below.

(f)   <u>Capital Account</u> shall have the meaning ascribed to such term in Section 3.6(a) below.

(g)   <u>Capital Contribution</u> means, with respect to any Member, the aggregate amount of money and the Fair Market Value of any property (other than money) contributed to the Company with respect to such Member's Membership Interest.

(h)   Carrying Value means, with respect to any asset, the asset's adjusted basis for federal income tax purposes except as follows:

(i)   the initial Carrying Value of any asset contributed (or deemed contributed) to the Company shall be such asset's gross Fair Market Value at the time of such contribution;

(ii)   the Carrying Values of all Company assets shall be adjusted to equal their respective gross fair market values as of any Revaluation Event (within the meaning of Section 3.6(h) hereof) in accordance with, and as permitted by, Section 1.704-1(b)(2)(iv)(f) of the Regulations;

(iii)   if the Carrying Value of an asset has been determined pursuant to clause (i) or (ii) above, such Carrying Value shall thereafter be adjusted in the same manner as would the asset's adjusted basis for federal income tax purposes.

(i)   Certificate of Formation means the Certificate of Formation of the Company filed with the Secretary of the State of Delaware on September 14, 2010.

(j)   Code means the Internal Revenue Code of 1986 and any successor statute, each as amended and in effect from time to time.

(k)   Company means MustWatch LLC, a Delaware limited liability company.

(l)   Dissolution Event shall have the meaning ascribed to such term in Section 13.1 below.

(m)   Distribution Advisor shall refer to the Person appointed by the Members to advise the Board on distributions that may be made hereunder and whose prior written consent shall be required for any distribution of assets of the Company. A vote of Members holding at least a majority of the issued and outstanding Units shall be required to appoint a Distribution Advisor and the vote of Members holding at least a two-thirds majority of the issued and outstanding Units shall be required to remove a Distribution Advisor from office; which removal may take effect provided that there is a successor Distribution Advisor that has been appointed in place of the Distribution Advisor to be removed. The initial Distribution Advisor shall be John Fanning Jr.

(n)   Distributable Assets means, with respect to any fiscal period, all cash receipts (including from any operating, investing and financing activities) and (if distribution thereof is determined to be necessary or desirable by a majority of the Board) other assets of the Company from any and all sources, reduced by operating cash expenses, contributions of capital to subsidiaries of the Company and payments (if any) required to be made in connection with any loan to the Company and any reserve for contingencies or escrow required, in each case, as is determined in good faith by the Board; provided that Distributable Assets shall not exceed the amount permitted under Section 18-607 of the Act.

(o)   Distribution Threshold Amount means, with respect to each Profits Interest Unit, the dollar amount established by the Board of Managers, in its sole discretion, as the Distribution Threshold Amount for such Profits Interest Unit for purposes of Section 4.1 hereof, which amount shall not under any circumstances be less than the per Unit Liquidation Value of the Common Units that are not Profits Interests as of the date of the issuance of such Profits Interest Unit.

(p) Excess Deficit Balance shall have the meaning ascribed to such term in Section 4.7(b) below.

(q) Fair Market Value means, as to any property, the price at which a willing and able seller would sell and a willing and able buyer would buy such property having full knowledge of the facts, and assuming such party acts on an arm's-length basis with the expectation of concluding the purchase and sale within a reasonable time, as reasonably determined by the Board of Managers.

(r) Indemnitee(s) shall have the meaning ascribed to such term in Section 12.1 below.

(s) Liquidating Distribution shall have the meaning ascribed to such term in Section 13.2 below.

(t) Liquidation Value means the amount that would be distributed with respect to a Membership Interest if, at the time for which such Liquidation Value is being determined, the Company sold all of its assets for their then Fair Market Value, paid all of its liabilities, and liquidated.

(u) Manager(s) means any Person designated or elected as a Manager pursuant to Section 5.2 below.

(v) Members means those individuals listed on Schedule A hereto, as amended from time to time, and such other Persons as may from time to time be admitted to the Company as Members upon such terms and conditions as are provided in this Agreement and under the Act.

(w) Membership Interest means a Member's limited liability company interest in the Company which represents such Member's share of the Net Profits and Net Losses of the Company and a Member's right to receive distributions of the Company's assets in accordance with the provisions of this Agreement and the Act. The Membership Interests of the Members (expressed in terms of Units) are set forth on Schedule A attached hereto.

(x) Net Profits and Net Losses means the Company's taxable income or loss, as the case may be, except that (i) items that are required by Section 703(a)(1) of the Code to be separately stated shall be included; (ii) items of income that are exempt from inclusion in gross income for federal income tax purposes shall be treated as income, and related deductions that are disallowed under Section 265 of the Code shall be treated as deductions; (iii) nondeductible expenditures of the Company that are described in Section 705(a)(2)(B) of the Code, and organization and syndication expenditures and disallowed losses to the extent that such expenditures or losses are treated as expenditures described in Section 705(a)(2)(B) of the Code pursuant to Regulations §1.7041(b)(2)(iv)(i), shall be treated as deductions; (iv) items of gain, loss, depreciation, amortization, or depletion that would be computed for federal income tax purposes by reference to the tax basis of an item of Company property shall be determined by reference to the Carrying Value of such item of property (provided that if the Carrying Value of any item of Company property differs from its adjusted basis for federal income tax purposes, the amount of depreciation, depletion, or amortization for a period with respect to such property shall be computed so as to bear the same relationship to the Carrying Value of such property as the depreciation, depletion, or amortization computed for federal income tax purposes with respect to such property for such period bears to the adjusted basis of such property; but if the adjusted basis of such property is zero, the depreciation, depletion or amortization with respect to such property shall be computed by using a method consistent with the method that would be used for federal income tax purposes if the adjusted basis of such property were greater than zero); (v) the effects of upward and downward reevaluations of Company property pursuant to Section 3.6(h) hereof shall be treated as gain or loss respectively from the sale of such property; and (vi) items that are allocated as Regulatory allocations shall be excluded.

(y)   Officer shall have the meaning ascribed to such term in Section 6.1(a) below.

(z)   Person means any natural person, company, government or political subdivision, agency, or instrumentality of a government, body corporate, association, partnership, limited liability company, firm, joint venture or trust. When two or more Persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a Person for purposes of this definition.

(aa)   Profits Interest means a Membership Interest issued in exchange for services rendered to the Company which has a Liquidation Value of zero when issued. Each Profits Interest shall be a "profits interest" within the meaning of IRS Revenue Procedure 93-27, 1993-2 CB 343, and all allocations and distributions with respect to such Profits Interest shall be made in a manner consistent with such classification.

(bb)   Profits Interest Unit shall have the meaning ascribed to such term in Section 4.1(b) below.

(cc)   Reduction Items shall have the meaning ascribed to such term in Section 4.7(b) below.

(dd)   Regulations means the Treasury Regulations promulgated under the Code, as from time to time in effect.

(ee)   Regulatory Allocations shall have the meaning ascribed to such term in Section 4.7(f) below.

(ff)   Revaluation Event shall have the meaning ascribed to such term in Section 3.6(h) below.

(gg)   Section 751 Property shall have the meaning ascribed to such term in Section 4.7(i) below.

(hh) Securities Act shall have the meaning ascribed to such term in Section 3.5 below.

(ii) Senior Profits Interest Units shall have the meaning ascribed to such term in Section 4.1(b)(ii) below.

(jj) Units shall have the meaning ascribed to such term in Section 3.1 below.

(kk) Tax Matters Partner shall have the meaning ascribed to such term in Section 6231(a)(7) of the Code.

(ll) Transfer means (a) any sale, assignment or other transfer of securities (including without limitation, the Units); (b) any sale, assignment or transfer of an economic interest and/or a voting interest in an entity that, directly or indirectly, holds any securities; (c) any sale, assignment or a transfer of securities convertible into or exchangeable for or other options or rights to acquire securities; or (d) any other direct or indirect, voluntary or involuntary, sale, assignment or transfer of securities or any interest therein.

1.2 Construction. In this Agreement, unless otherwise specified or where the context otherwise requires: (a) the headings of particular provisions of this Agreement are inserted for convenience only and will not be construed as a part of this Agreement or serve as a limitation or expansion on the scope of any term or provision of this Agreement; (b) words importing any gender shall include other genders; (c) words importing the singular only shall include the plural and *vice versa*; (d) the words "include," "includes" or "including" shall be deemed to be followed by the words "without limitation;" (e) the words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (f) references to "Articles," "Exhibits," "Sections" or "Schedules" shall be to Articles, Exhibits, Sections or Schedules of or to this Agreement; (g) references to any Person include the successors and permitted assigns of such Person; (h) wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict; (i) references to "$" or "dollars" means the lawful currency of the United States of America; and (j) references to any agreement, contract or schedule, unless otherwise stated, are to such agreement, contract or schedule as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. Accordingly, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement.

ARTICLE II
NAME, OFFICE AND ORGANIZATION OF THE COMPANY

2.1 Name. The name of the Company is **MustWatch LLC**, and all Company business shall be conducted in that name or in such other names that comply with applicable law as the Board may select from time to time. The Board may change the name of the Company at any time and from time to time.

2.2   Registered Office and Agent. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Delaware shall be the initial registered agent named in the Certificate or such other Person or Persons as the Board may designate from time to time in the manner provided by law.

2.3   Principal Place of Business. The Company's principal place of business, and the place where its books and records shall be kept, is **1400 Commonwealth Avenue, Apt 18 Allston, MA 02134** or such other place as from time to time is determined by the Board of Managers. The records will be available for inspection and copying by the Members at such office during regular business hours to the extent required under the Act. The Company may have such other offices as the Board may designate from time to time.

2.4   Purpose and Powers. The Company may engage in or carry on any lawful business or activity for which a limited liability company may be organized under the Act, and shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of such business or activity.

2.5   Term. The term of the Company commenced on the date that the Certificate of Formation of the Company was filed in the office of the Secretary of State of the State of Delaware and shall continue until the Company is dissolved in accordance with the provisions of this Agreement.

2.6   Qualification in Other Jurisdictions. Any Manager or Officer of the Company may execute, deliver and file any certificate (including, without limitation, any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.


ARTICLE III
CAPITALIZATION


3.1   Membership Interests; Units. Each Member's interest in the Company, including such Member's interest, if any, in the capital, income, gain, loss, deduction and expense of the Company and the right to vote, if any, on certain Company matters as provided in this Agreement shall be represented by units of limited liability company interest (each a "Unit"). The Company initially shall have one class of Units, designated Common Units. The Company may issue fractional Units.

3.2   Schedule of Members. The names of the Members and the number and class of Units held by each are set forth on Schedule A hereto, as such Schedule may be amended from time to time. Upon the admission of any new Member, termination of any existing Member, or any change in the number of Units held by any Member, any Manager shall make appropriate amendments to **Schedule A** to reflect such addition, termination or change, and no action shall be required by any Member to effectuate such amendment to Schedule A.

3.3   Additional Capital Contributions; Authorization of Additional Units.

(a)   No Member shall be obligated to make any additional Capital Contribution unless agreed by such Member.

(b)   If the Board of Managers determines at any time, or from time to time, that the Company requires additional operating capital to carry out its purposes, conduct its business, meet its obligations, make any expenditure authorized by this Agreement or for any other business purpose, the Company may obtain additional equity financing in such amounts and on such terms and conditions as said Board of Managers, in its sole discretion, may deem appropriate, either from then existing Members to the extent they desire to provide such equity financing or from any other Person or Persons (whether or not affiliated with a then existing Member), and in connection therewith the Managers shall have authority to create and establish one or more new classes of Membership Interests having such rights, preferences and privileges as said Board of Managers may determine, and may (subject to the provisions of Section 11.2) admit any Person or Persons providing such equity financing as a Member of the Company on such terms and conditions as the Managers, in their sole discretion, may deem appropriate.

(c)   If the Board of Managers determines at any time, or from time to time, that the Company should issue Membership Interests in exchange for services, the Board of Managers, in its sole discretion, shall have authority to issue additional Units in exchange for such services and may (subject to the provisions of Section 11.2) admit any Person or Persons providing such services as a Member of the Company on such terms and conditions as the Managers, in their sole discretion, may deem appropriate, including, without limitation, the designation of any such Membership Interests as Profits Interests.

(d)   Each Member hereby (i) consents to any amendment to this Agreement (including, without limitation, Schedule A hereto) which the Managers may deem necessary or appropriate to create and establish such new class or classes of Membership Interests as may be authorized by the Board of Managers pursuant to this Section 3.3 and/or to reflect the admission of any such Person(s) as a Member of the Company and the terms and conditions of such Person(s) admission as a Member; and (ii) acknowledges that any future equity financing obtained by the Company or the issuance of any Membership Interest for services pursuant to this Section 3.3 may result in the dilution or other modification (subject to the provisions of Section 3.10) of the rights, preferences and privileges of such Member hereunder.

(e)   Notwithstanding the foregoing, in the event a Member ("Donor") wishes to make a capital contribution to the Company that is approved by the Board and is intended by the Member or may be deemed to be a gift to other Members (collectively "the Donees") within the so-called annual amount excluded from gift taxes under Code Section 2503(b) ("annual exclusion amount"), the Managers shall send notice thereof to all Donees, and if so stipulated by the Donor, shall give the Donees the opportunity to have distributed to them an amount equal to the annual exclusion amount, without requiring the prior written consent of the Distribution Advisor.

3.4   Certificates. Subject to the terms and conditions of this Agreement, no Certificates representing the Units shall be issued unless the Board of Managers so elects. If certificates are issued, then each Member shall be entitled to a certificate stating the number and the class of the Units held by him, in such form, in conformity to law, the Certificate of Formation and this Agreement, as shall be prescribed from time to time by the Board of Managers. Such certificate shall be signed by a Manager or an Officer of the Company. Any of or all the signatures on the certificate may be a facsimile. In the case of the alleged theft, loss, destruction or mutilation of a certificate of Units, a duplicate certificate may be issued in place thereof, upon such terms, including receipt of a bond sufficient to indemnify the Company against any claim on account thereof, as the Board of Managers may prescribe.

3.5   Registration of Units. The Units have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws. The Units may not be offered, sold, assigned, pledged or otherwise Transferred in the absence of an effective registration statement under the Securities Act covering such Transfer or an opinion of counsel satisfactory to the Company that registration under the Securities Act is not required.

3.6   Capital Accounts.

(a)   The Company shall establish and maintain a capital account for each Member (a "Capital Account").

(b)   Each Member's Capital Account shall from time to time be increased by: (i) the amount of money contributed by such Member to the Company (including the amount of any Company liabilities which the Member assumes (within the meaning of Regulations §1.7041(b)(2)(iv)(c)), but excluding liabilities assumed in connection with the distribution of Company property and excluding increases in such Member's share of Company liabilities pursuant to Section 752 of the Code); (ii) the fair market value of property contributed by such Member to the Company (net of any liabilities secured by such property that the Company is considered to assume or take subject to pursuant to Section 752 of the Code); and (iii) allocations to such Member of Company income and gain (or the amount of any item or items of income or gain included therein), including, without limitation, upon the revaluation of any Company property pursuant to Sections 4.7(h) and 4.7(i) hereof, the gain (if any) that would have been allocated to such Member if such Company property had been sold at its fair market value as of the date of such revaluation (or, if greater, the amount of any nonrecourse indebtedness to which such property is subject within the meaning of Code Section 7701(g)).

(c)   Each Member's Capital Account shall from time to time be reduced by: (i) the amount of money distributed to such Member by the Company (including the amount of such Member's individual liabilities for which the Company becomes personally and primarily liable but excluding liabilities assumed in connection with the contribution of property to the Company and excluding decreases in such Member's share of Company liabilities pursuant to Section 752 of the Code); (ii) the Carrying Value of property distributed to such Member by the Company (net of any liabilities secured by such property that such Member is considered to assume, or take subject to, pursuant to Section 752 of the Code); and (iii) allocations to such Member of Company loss and deduction (or items thereof), including, without limitation, upon the revaluation of any Company property pursuant to Sections 3.6(h) and 3.6(i), the loss (if any) that would have been allocated to such Member if such Company property had been sold at its fair market value as of the date of such revaluation (or, if greater, the amount of any nonrecourse indebtedness to which such property is subject within the meaning of Code Section 7701(g)).

(d) The Company shall make such other adjustments to the Capital Accounts of the Members as are necessary to comply with the provisions of Regulations Section 1.704-1(b)(2)(iv).

(e) No Member shall be obligated to the Company, to any other Member, or to any third party to restore or repay any deficit in its Capital Account.

(f) Upon transfer of any part of a Member's Membership Interest, the Capital Account of the transferee shall be adjusted to reflect the amount of the transferor's Capital Account (or the applicable percentage interest thereof in the case of a partial transfer) attributable to the transferred Membership Interest and the transferor's Capital Account shall be adjusted accordingly.

(g) If distributions under this Agreement are insufficient to return to any Member the full amount of such Member's Capital Contributions to the Company, such Member shall have no recourse against any other Member for the return of such Capital Contributions.

(h) Upon the liquidation of the Company (within the meaning of Regulations Section 1.7041(b)(2)(ii)(g), but not including a liquidation of the Company that is deemed to occur pursuant to Regulations Section 1.708-1(b)(1)(iv) in the event of a termination of the Company pursuant to Section 708(b)(1)(B) of the Code), or upon a contribution of more than a de minimis amount of money or other property to the Company by a new or existing Member, or a distribution of more than a de minimis amount of money or other property to a retiring or continuing Member where such contribution or distribution alters the Membership Interest of any Member, or the issuance of a Membership Interest by the Company in exchange for services (a "Revaluation Event"), the Company may revalue all Company property (whether tangible or intangible) for book purposes to reflect the fair market value of Company property immediately prior to such event (or, if greater, the amount of any nonrecourse indebtedness to which such property is subject within the meaning of Code Section 7701(g)). In the event that Company property is so revalued, the Capital Accounts of the Members shall be adjusted in accordance with Regulations Section 1.704-1(b)(2)(iv)(f).

(i) Upon the distribution of Company property to a Member under circumstances not constituting a Revaluation Event, the property to be distributed shall be revalued for book purposes to reflect the fair market value of such property immediately prior to such distribution (or, if greater, the amount of any nonrecourse indebtedness to which such property is subject within the meaning of Code Section 7701(g)), and the Capital Accounts of all Members shall be adjusted in accordance with Regulations Section 1.704-1(b)(2)(iv)(e).

3.7   Return of Capital and Waiver of Partition. Except as provided herein, no Member has the right to demand or receive from the Company any return of Capital Contributions made pursuant to this Agreement, except with respect to distributions during the term of this Agreement or upon dissolution of the Company. No Member has the right to demand and receive any distribution from the Company in any form other than cash.

3.8   Third Party Loans. The Company may borrow from third party lenders such amounts as the Board of Managers determines to be necessary, either for working capital or capital expenditures, on such terms and conditions as the Board of Managers considers reasonable. The Board of Managers may grant mortgages, security interests, or such other collateral as may be required by such third party lenders to secure any such borrowing.

3.9   Member Loans. The Company may borrow from Members or their Affiliates such amounts as the Board of Managers determines to be necessary, either for working capital or capital expenditures, on such terms and conditions as the Board of Managers considers reasonable. The Board of Managers may grant mortgages, security interests, or such other collateral as may be required by a Member or Affiliate of a Member to secure any such borrowing. No Member shall be required to make any such loan.

ARTICLE IV
DISTRIBUTIONS AND ALLOCATIONS

4.1   Distributions.

(a)   Subject to the provisions of Sections 4.1(b), 4.2, 4.3 and 4.4, the Company may distribute Distributable Assets from time to time and at such times as are determined by the Board of Managers and the Distribution Advisor if that position if filled hereunder, provided that all such distributions shall be made on a pro-rata basis based on the number of Common Units held by each Member.

(b)   Notwithstanding the foregoing, no Common Unit that is a Profits Interest (a "Profits Interest Unit") shall receive any share of distributions prior to the time that:

(i)   all Common Units that are not Profits Interests have received distributions equal to the Distribution Threshold Amount of such Profits Interest Unit, and

(ii)   all Profits Interest Units having a Distribution Threshold Amount which is lower than that of such Profits Interest Unit ("Senior Profits Interest Units") have received distributions equal to the difference between (A) the Threshold Distribution Amount of such Profits Interest Unit, minus (B) the Threshold Distribution Amount of such Senior Profits Interest Unit.

4.2   Tax Distributions. Subject to the Act and to any restrictions contained in any agreement to which the Company is bound and notwithstanding the provisions of Section 4.1, no later than March 31 of each calendar year or as soon as practicable thereafter, the Company shall, to the extent of available cash and borrowings of the Company as determined by the Board to be used for this purpose, make a distribution in cash (each a "Tax Distribution") to each Member in an amount equal to product of (i) the taxable income allocated by the Company to the Member with respect to the previous calendar year, multiplied by (ii) the Assumed Tax Rate, but reduced by any amounts withheld for taxes with respect to the Member for such calendar year. All distributions made to a Member pursuant to this Section 4.2 shall be treated as advance distributions under Section 4.1 and shall be taken into account in determining the amount subsequently distributable to a Member under Section 4.1.

4.3   Distributions Upon Liquidation. All liquidating distributions shall be made in accordance with the provisions of Article XIII.

4.4   Restrictions On Distributions.

(a)   No distribution shall be made to any Member to the extent that such distribution would (i) cause or increase an Excess Deficit Balance in such Member's Capital Account as of the end of the taxable year of such distribution, or (ii) violate Section 18-607 of the Act, or (iii) not have the prior written approval of the Distribution Advisor if that position if filled hereunder.

(b)   In determining if and the extent to which a distribution to a Member would cause or increase an Excess Deficit Balance in such Member's Capital Account for purposes of Section 4.4(a), the Company's taxable year shall be deemed to close as of the end of the day of such distribution, and such Member's Excess Deficit Balance, if any, as of the end of such taxable year shall be determined after taking into account any allocations or other adjustments to such Capital Account for such deemed taxable year. Any amount that would otherwise be distributable to a Member but that is not distributed because of the limitation of set forth in Section 4.4(a)(i) shall be retained by the Company as a Company asset, and shall be distributed to such Member at such time as such distribution would not contravene such limitation.

4.5   Withholding. The Company is authorized to withhold from distributions or with respect to allocations and pay over to any federal, state, local or foreign government any amounts required to be withheld with respect to any Member pursuant to any provisions of federal, state, local or foreign law. All amounts so withheld shall be treated as amounts distributed to the Members pursuant to Section 4.1. To the extent any amount withheld with respect to a Member pursuant to this Section 4.5 for any year exceeds the amount distributable to such Member, such Member shall repay such excess to the Company within ten (10) days after written demand therefor from the Company.

4.6   Allocation of Net Profits and Net Losses. After taking into account any special allocations pursuant to Section 4.7 and subject to any limitations contained therein, Net Profits or Net Losses for any year or portion thereof shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to the distributions that would be made to such Member if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Carrying Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Carrying Value of the assets securing such liability), and the net assets of the Company were distributed to the Members in accordance with Section 4.1 immediately after making such allocation.

4.7   Special Allocations.

(a)   Items of taxable income, gain, loss and deduction with respect to property of the Company that has a Carrying Value different from its adjusted basis for federal income tax purposes will be shared among the Members so as to take account of such difference in accordance with the principles of Section 704(c) of the Code and Regulations Section 1.704-1(b)(4)(i). The Board of Managers may select any reasonable method or methods for making such allocations including, without limitation, any method described in Regulations Sections 1.704-3(b), (c), or (d). In the event the Carrying Value of any Company property is adjusted pursuant to Sections 3.6(h) or 3.6(i) hereof, subsequent allocations of income, gain, loss, and deduction with respect to such property shall take account of any variation between such property's adjusted basis for federal income tax purposes and such Carrying Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

(b)   In the event that any Member unexpectedly receives any adjustment, allocation, or distribution described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4)-(6) ("Reduction Items") that, after taking into account all other allocations and adjustments under this Agreement, results in a deficit balance in such Member's Capital Account as of the end of the taxable year in excess of that amount, if any, that such Member is treated as obligated to restore to the Company pursuant to Regulations Sections 1.704-1(b)(2)(ii)(c) or (h), 1.704-2(g)(1), or 1.704-2(i)(5) (an "Excess Deficit Balance"), then items of income and gain for such year (and, if necessary, subsequent years) will be reallocated to each such Member in the amount and in the proportions needed to eliminate such Excess Deficit Balance as quickly as possible. Solely for purposes of computing such Excess Deficit Balance, the Member's Capital Account shall be reduced by the amount of any Reduction Items that are reasonably expected as of the end of such taxable year.

(c)   Notwithstanding any other provisions of this Agreement, nonrecourse deductions (within the meaning of Regulations Sections 1.704-2(b)(1) and (c)) shall be allocated among the Members on a pro rata basis based on the number of Units held by each. If there is a net decrease in partnership minimum gain (as defined in Regulations Section 1.704-2(d)) for any taxable year of the Company, then before any other allocations are made for such taxable year, the Members shall be allocated items of income and gain for such year (and, if necessary, for succeeding years) to the extent required by Regulations Section 1.704-2(f).

(d)   Notwithstanding any other provisions of this Agreement, all partner nonrecourse deductions (within the meaning of Regulations Sections 1.704-2(i)(1) and (2)) for each taxable year of the Company shall be allocated to the Members who bear the economic risk of loss with respect to the debt giving rise to such deductions, in accordance with Regulation Section 1.704-2(i). If there is a net decrease in partner nonrecourse debt minimum gain (within the meaning of Regulation Section 1.704-2(i)(3)) for any taxable year of the Company, then after taking into account allocations pursuant to the second sentence of Section 4.7(c) hereof but before any other allocations are made for such taxable year, the Members shall be allocated items of income and gain for such year (and, if necessary, for subsequent years) to the extent required by Regulations Section 1.704-2(i)(4).

(e)   Notwithstanding any other provisions of the Agreement, no loss or deduction shall be allocated to any Member to the extent that such allocation would cause or increase an Excess Deficit Balance in the Capital Account of such Member. Any such loss or deduction shall be reallocated away from such Member and to the other Members in accordance with this Agreement, but only to the extent that such reallocation would not cause or increase Excess Deficit Balances in the Capital Accounts of such other Members.

(f)   The allocations set forth in Sections 4.7(b), 4.7(c), 4.7(d) and 4.7(e) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of Regulations Section 1.704-1(b). Notwithstanding any other provision of this Article IV (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other Net Profits, Net Losses, and items of income, gain, loss, and deduction among the Members so that, to the extent possible, the net amount of such allocations of other Net Profits, Net Losses, and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred. Notwithstanding the preceding sentence, Regulatory Allocations relating to (i) nonrecourse deductions shall not be taken into account except to the extent that there has been a reduction in partnership minimum gain, and (ii) partner nonrecourse deductions shall not be taken into account except to the extent that there would have been a reduction in partnership minimum gain if the loan to which such deductions are attributable was not made or guaranteed by a Member.

(g)   Tax credits shall be allocated among the Members in accordance with Regulations Section 1.704-1(b)(4)(ii).

(h)   If during any taxable year of the Company there is a change in any Member's Membership Interest in the Company, allocations of income or loss for such taxable year shall take into account the varying interests of the Members in the Company in a manner consistent with the requirements of Section 706 of the Code.

(i)   If and to the extent that any distribution of unrealized receivables and inventory items within the meaning of Regulations Section 1.751-1(a)(1) ("Section 751 Property") to a Member in exchange for property other than Section 751 Property is treated as a sale or exchange of such Section 751 Property by the Company pursuant Regulations Section 1.751-1(b)(2), any gain or loss attributable to such deemed sale or exchange shall be allocated only to Members other than the distributee Member. If and to the extent that any distribution of property other than Section 751 Property to a Member in exchange for Section 751 Property is treated as a sale or exchange of such other property by the Company pursuant to Regulations Section 1.751-1(b)(3), any gain or loss attributable to such deemed sale or exchange shall be allocated only to Members other than the distributee Member.

ARTICLE V
MANAGEMENT OF THE COMPANY

5.1   Responsibilities and Authority for Management of the Company. The business, property, and affairs of the Company shall be managed by or under the direction of a Board of Managers, which shall have all powers necessary or desirable to achieve the purposes of the

Company described in Section 2.4 above. Except where the Members' approval is expressly required by this Agreement or by the Act, (a) the Board shall have full authority, power, and discretion to make all decisions with respect to the Company's business, and (b) the Members shall have no right in their capacities as Members to control, manage or make any decisions with respect to, nor shall they take any part in the control or management of, the property, business, or affairs of the Company.

5.2   Composition of the Board of Managers. The Board of Managers shall initially consist of three Managers. The initial Managers shall be Chelinde Edouard, Mark Sneed, John Fanning Jr. The number of Managers may be expanded or reduced from time to time by vote of Members holding at least two-thirds of the issued and outstanding Units, and any new Manager position so established shall be filled by vote of Members holding at least two-thirds of the issued and outstanding Units.

5.3   Term. Each Manager shall be elected and shall hold office until his/her successor is elected and qualified, or until he/she sooner dies, resigns, is removed or becomes disqualified.

5.4   Removal of Managers. Any Manager may be removed from office, with or without cause, by vote of Members holding at least two-thirds of the total number of Units then outstanding.

5.5   Resignation. Any Manager of the Company may resign from office by delivering or causing to be delivered to any Officer of the Company, or to the Board of Managers, a written resignation, which shall take effect upon being so delivered or at such other time as may be therein specified.

5.6   Vacancies. Unless otherwise provided in this Agreement or agreed in writing by the Members, any vacancy in an elected Manager position shall be filled by vote of the holders of at least two-thirds of the issued and outstanding Units and the Manager so elected shall serve for the unexpired portion of his/her predecessor's term of office. The Board of Managers shall have and may exercise all of its powers notwithstanding the existence of one or more vacancies in its number.

5.7   Quorum. A majority of the Managers present in person shall constitute a quorum for the transaction of business at any meeting of the Board of Managers. If less than a quorum of Managers is present at a Board of Managers meeting, a majority of the Managers present may adjourn the meeting from time to time without further notice. No Manager shall fail to attend a meeting of the Board of Managers for purposes of defeating a quorum or avoiding corporate action.

5.8   Voting. Except as otherwise required by the Act, the Certificate of Formation or this Agreement, the affirmative vote or written consent of a majority of the Managers then in office shall be necessary and sufficient for any action by the Board of Managers.

5.9   Regular Meetings. The Board of Managers may provide, by resolution, the time and place, either within or outside the State of Delaware, for the holding of regular meetings in which case no other notice need be given.

5.10   Special Meetings. Special meetings of the Board of Managers may be called by or at the request of any Manager. The person or persons calling a special meeting of the Board of Managers may fix any place, either within or outside the State of Delaware, as the place for holding such special meeting of the Board of Managers.

5.11   Notice; Waiver of Notice.

(a)   Written notice of any special meeting of Managers shall be given at least two (2) days before the meeting as follows: (i) by leaving such notice at the residence or usual place of business of each Manager; (ii) by mailing such notice, postage prepaid, and addressed to each Manager at his/her address as it appears in the records of the Company; (iii) by facsimile or electronic mail transmission of such notice to each Manager's usual place of business; or (iv) by hand delivery to each Manager at his/her usual place of business or, in the event such notice is given on a Saturday, Sunday or holiday, to each Manager at his/her residence. If mailed, such notice shall be deemed to be delivered two (2) business days following the date deposited in the United States mail properly addressed, with postage thereon prepaid. If notice is given by facsimile or electronic mail transmission, such notice shall be deemed given upon electronic confirmation of receipt.

(b)   Notice of a meeting need not be given to any Manager if a written waiver of notice executed by him/her before or after the meeting is filed with the records of the meeting, or to any Manager who attends the meeting without protesting prior thereto or at the commencement thereof the lack of notice to him/her. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Managers need be specified in the notice or waiver of notice of such meeting.

5.12   Meetings by Telecommunications. Unless the Act otherwise provides, members of the Board of Managers or any committee designated thereby may participate in a meeting of the Board of Managers or committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear and be heard by each other at the same time and participation by such means shall constitute presence in person at a meeting.

5.13   Compensation. The Board of Managers may by resolution, and irrespective of any personal interest of any of the members thereof, fix the reasonable compensation of the Managers including the reimbursement of expenses, if any, of attendance at each meeting of the Board of Managers and payment of a fixed sum for attendance at meetings or a stated salary. These payments shall not preclude any Manager from serving the Company in any other capacity and receiving compensation therefor.

5.14   Action by Consent of the Managers. Any action required or permitted to be taken at any meeting of the Board of Managers or any committee, if any, may be taken without a meeting, if all of the Managers consent to the action in writing and the written consents are filed with the records of the meeting.

5.15   Presumption of Assent. A Manager who is present at a meeting of the Board at which action on any matter is taken shall be presumed to have assented to the action unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the Person acting as secretary of the meeting before the adjournment thereof or shall deliver such dissent to the Company promptly after the adjournment of the meeting. Such right to dissent shall not apply to a Manager who voted in favor of such action.

5.16   Individual Authority. Each Manager shall be a "manager" (as such term is defined in the Act) of the Company but, notwithstanding the foregoing, no Manager shall have any rights or powers beyond the rights and powers granted to such Manager in this Agreement. No Manager has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are expressly authorized by the Board in accordance with the provisions of this Article.

ARTICLE VI
OFFICERS

6.1   Designation, Appointment, Duties and Authority.

(a)   The Board of Managers may from time to time appoint such officers (the "Officer(s)'") as it deems necessary or appropriate, including, without limitation a President, a Treasurer, a Secretary and such other principal Officers as the Board of Managers may appoint. Such Officers shall have such authority and shall perform such duties as from time to time may be prescribed by the Board of Managers. In the absence of specific delegations of authority, Officers shall have such duties and authorities for the day-to-day operations of the Company as are commonly within the scope of the duties and authorities of persons holding similar offices of a corporation. Any person may simultaneously hold more than one office of the Company. Except as otherwise provided herein, Officers may, but need not be Managers or Members of the Company.

(b)   Every Officer shall be an agent of the Company for its business purposes and may bind the Company in the ordinary course, within the scope of his or her normal authorities and duties, or as approved by the Member or the Board of Managers. Unless otherwise expressly authorized by this Agreement or the Board of Managers as set forth herein, the act of an Officer that is not apparently for carrying on the Company's business in the ordinary course shall not bind the Company.

(c)   Except as otherwise determined by the Board of Managers, or as set forth herein or in the Act, any document or instrument may be executed and delivered on behalf of the Company by any Officer, including, without limitation, any deed, mortgage, note, or other evidence of indebtedness, lease, security agreement, financing statement, contract of sale, or other instrument purporting to convey or encumber, in whole or in part, any or all of the assets of the Company at any time held in its name, or any compromise or settlement with respect to accounts receivable or claims of the Company; and, subject to the authorization requirements set forth herein or in the Act, no other signature shall be required for any such instrument to bind the Company.

(d)   Any Person dealing with the Company, its Managers or Officers, or the Members may rely upon a certificate signed by a Manager or an Officer as to (i) the identity of the Members, the Managers, or the Officers, (2) acts by the Members, the Board, or the Officers, (3) any act or failure to act by the Company, or (4) any other matter involving the Company, the Managers, or the Members.

6.2   Term of Office. Each Officer shall hold office until his/her successor is chosen and qualified or in each case until he/she sooner dies, resigns, is removed or becomes disqualified.

6.3   Removal. Any Officer of the Company may be removed with or without cause by the Board of Managers. The Officer to be removed shall have no right to participate in the deliberations of the Board of Managers with respect to the removal vote, except in his/her capacity as a Manager.

6.4   Vacancies. A vacancy in any office may be filled for the unexpired portion of the term by vote of the Board of Managers. New offices established by the Board of Managers may be filled by the Board of Managers.

6.5   Compensation. The compensation of the Officers, if any, shall be fixed from time to time by the Board of Managers, and no Officer shall be prevented from receiving such compensation by reason of the fact that he/she is also a Manager or Member of the Company.

ARTICLE VII
VOTING RIGHTS; MEETINGS AND LIMITED LIABILITY OF MEMBERS

7.1   Voting Rights. If a vote, consent or approval of the Members is required by this Agreement or under the Act (whether of all classes of Units voting together as a single class or of a single class or different classes voting separately as a class), then each such Member shall have one vote for each Unit held by such Member.

7.2   Meetings. Meetings of the Members may be called at any time by a majority of the Managers and shall be called by the Company's Secretary (or of there is no Secretary or in the case of the death, absence, incapacity or refusal of the Secretary, by any other Officer of the Company) upon the written request of one or more Members holding at least two-thirds of the issued and outstanding Units with voting rights.

7.3   Place of Meetings. Meetings of the Members shall be held at such place or places as may be fixed by the Board of Managers and stated in the notice of the meeting.

7.4   Notice of Meeting. Notice of each meeting of the Members, stating the day, hour and place thereof, shall be given to each Member by a Manager or by the Officers or persons calling the meeting at least seven (7) days before the meeting, by leaving written notice with each Member at such Member's record address as shown on the books of the Company from time to time, or by mailing written notice, postage prepaid, and addressed to such Member's record address. Notice need only contain a summary of the purpose of the meeting, except that the notice of any meeting at which an amendment of this Agreement or the Certificate of

Formation is to be considered shall state the intended purpose and effect of the proposed amendment and shall state the proposed wording of the amendment.

7.5   Quorum. Except as otherwise required by this Agreement or the Act, at any meeting of the Members, a quorum for the transaction of business shall consist of the presence in person or by proxy of the holders of at least two-thirds of the issued and outstanding Units with voting rights, but a lesser number may adjourn any meeting from time to time, and the meeting may be held as adjourned without further notice.

7.6   Action at a Meeting. When a quorum is present at any meeting, the holders of a at least two-thirds of the issued and outstanding Units entitled to vote on such matter, voting together as a single class, shall decide any question properly brought before such meeting, except as otherwise required by this Agreement or the Act. The Members may only act on those matters which expressly require Member approval under the Act or this Agreement.

7.7   Action by Consent. Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting if the holders of outstanding Units having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting consent to the action in writing, and such written consents are filed with the records of the meeting of the Members. Subject to this limitation, such consent shall be treated for all purposes as a vote at a meeting. Prompt notice of the taking of action by consent by less than unanimous written consent shall be given to those Members who have not consented in writing.

7.8   Waiver of Notice. Whenever any written notice is required to be given by this Agreement, a waiver of notice signed either before or after the action for which notice is required shall have the effect of written notice. Attendance by a Member at any meeting shall also constitute a waiver of notice unless an objection to the lack of notice is made by such Member at the meeting.

7.9   Proxy Voting. A Member entitled to vote at a meeting or to express consent or dissent to any action in writing without a meeting may authorize another party to act for him by proxy executed in writing by him. All proxies shall be filed with the Company's Secretary before voting and shall be effective for no more than six (6) months. No proxy purporting to be executed by or on behalf of a Member shall be deemed invalid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

7.10   Participation in Meetings by Telecommunications. Unless the Act otherwise provides, Members may participate in a meeting of the Members by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear and be heard by each other at the same time and participation by such means shall constitute presence in person at a meeting.

7.11   Limited Liability of Members. Neither any Member, nor any owner, officer, director, employee or agent of any Member, shall be liable for any debts, liabilities or obligations of the Company whether arising in contract, in tort or otherwise; provided that each Member shall be responsible:

(a)   for the making of any contribution to the capital of the Company required to be made by such Member pursuant to the terms of this Agreement; and

(b)   for the amount of any distribution made to such Member that must be returned to the Company pursuant to the Act.

7.12   No Withdrawal. A Member may not withdraw, by resignation, retirement or otherwise, as a Member of the Company.

ARTICLE VIII
POWERS OF MEMBERS AND MANAGERS TO CONTRACT WITH THE COMPANY

Any Member or Manager of the Company may enter into and perform any contract or agreement of any nature between the Company and such Member or Manager, or any firm, corporation or other entity in which any such Member or Manager may be interested, directly or indirectly, whether such individual, firm, corporation or other entity thus contracting with the Company shall thereby derive profits or benefits; provided that (i) the actual facts of such interest are disclosed or are known to the Board of Managers or committee thereof which authorizes such contract or agreement; and (ii) the contract or agreement is fair as to the Company as of the time it is authorized, approved or certified by the Board of Managers or a committee thereof. Any Manager of the Company who is interested in any transaction as aforesaid may nevertheless be counted in determining the existence of a quorum at any meeting of the Board of Managers which shall authorize or ratify any such transaction. This Article VIII shall not be construed to invalidate any contract or other transaction that would otherwise be valid under the common or statutory law applicable thereto.

ARTICLE IX
LIMITATION ON LIABILITY

9.1   Managers. The Managers shall not be liable for any acts or omissions in the performance of their duties except for acts or omissions involving willful misconduct in bad faith. No amendment or repeal of this paragraph shall adversely affect any of the rights or protection afforded to a Manager or for or with respect to any acts or omissions of such Manager occurring prior to such amendment or repeal.

ARTICLE X
ADMINISTRATIVE MATTERS

10.1   Books of Account. At all times the Company shall maintain or cause to be maintained true and proper books, records, reports and accounts in accordance with generally accepted accounting principles, consistently applied, in which shall be entered fully and accurately all transactions of the Company. The Company shall keep vouchers, statements, receipted bills and invoices and all other records in connection with the Company's business.

10.2   Tax Matters Partner. The Tax Matters Partner of the Company shall be Robert Maiello, or such other Member who may hereafter be designated as such by vote of Members holding at least two-thirds of the Units.

10.3   <u>Tax Matters Handled By the Company</u>. The Board of Managers, on behalf of the Company, shall have full authority to negotiate with, to conclude agreements with or to refuse to agree with Federal, state, local and foreign taxing authorities as to the taxable income of the Company for any taxable period and any determination of such taxable income shall be binding upon the Members, each of whom individually shall be liable to pay any additional tax and interest and shall be entitled to receive any refund and interest resulting from such determination. The Company shall not be responsible for any loss or damage to any Member, as a result of any such determination or failure to arrive at a determination. The Company may also make such elections, including, without limitation, an election under Section 754 of the Code, as the Board of Managers may determine.

10.4   <u>Fiscal Year</u>. The fiscal year of the Company shall end on December 31.

<center>ARTICLE XI
TRANSFER OF INTERESTS</center>

11.1   <u>Restrictions on Transfer</u>. Except as otherwise provided in this Agreement or in any subsequent written agreement among the Company and all of the Members, no Transfer of the Units or any other Membership Interest of a Member shall be permitted, and no purported Transfer shall be recognized by the Company, unless such Transfer has the unanimous approval in writing by the Board of Managers or by the holders of all of the Units at the time outstanding. All Transfers that are permitted pursuant to this Article XI shall become effective only if the Transferee becomes a party to this Operating Agreement by executing a counterpart signature page to this Agreement. Notwithstanding the foregoing, no such approval shall be required for the Transfer of Units or other Membership Interest by a Member to any one of the following Persons who shall have executed a counterpart signature page to this Agreement and shall thereby become new Members:

(a)   The estate of a deceased Member;

(b)   The children or grandchildren of a Member;

(c)   A trust for the benefit of any of the following Persons either individually or in combination: the Member, or the spouse, children or grandchildren of a Member; provided further that in the event the spouse is a beneficiary of any such trust, such spouse shall have no power of appointment over the Membership Interest to Transfer it to any Person other than the children or grandchildren of the Member who is the grantor of such trust and may only receive the income from such trust and not any of its principal.

(d)   A limited liability company or other entity whose members or equity holders consist solely of the Persons in subsections (a), (b) or (c) above.

(e)   Notwithstanding the foregoing, in the event a Member ("Donor") wishes to Transfer some or all of the Donor's Membership Interest, whether approved by the Board or the Members or not requiring approval hereunder, and such Transfer is intended by the Member or may be deemed to be a gift to other Members (collectively "the Donees") within the so-called annual amount excluded from gift taxes under Code Section 2503(b) ("annual exclusion amount"), the Managers shall send notice thereof to all Donees, and if so stipulated by the Donor, shall give the Donees the opportunity to have distributed to them an amount equal to the annual exclusion amount, without requiring the prior written consent of the Distribution Advisor.

11.2   Admission of New Members. No new Member, except such Persons who are listed in subsections (a), (b), (c) or (d) of Section 11.1, shall be admitted to the Company, and the Company shall not recognize on its books any new Member, unless a majority of the Board of Managers or holders of at least two-thirds of the Units at the time outstanding shall, in their sole discretion, agree to the admission of such new Member and such proposed new Member shall have executed a counterpart signature page to this Agreement. Any purported admission of a new Member in violation of this Agreement shall not be recognized or in any manner given effect, and such Person shall not be entitled to any rights or powers accorded to a Member under law or this Agreement.

11.3   Improper Transfers. The Company shall not recognize on its books any voluntary or involuntary Transfer in violation of this Agreement, and any such purported Transferee shall not be recognized as a Member and shall not be entitled to any rights or powers accorded to a Member under law or this Agreement.

ARTICLE XII
INDEMNIFICATION

12.1   Indemnification By Company. To the fullest extent permissible under applicable law, the Company shall indemnify, defend and hold harmless the Managers and Officers of the Company, and may, in the discretion of the Board of Managers, indemnify, defend and hold harmless, employees and agents of the Company (collectively, "Indemnitees"), from and against any and all costs, liabilities, claims, expenses (including reasonable attorneys' fees), and damages (collectively, "Losses") arising from any demands, claims, or lawsuits against any of the Indemnitees in connection with or resulting or arising from his, her or its acts or omissions in his or its capacity as a Manager, Officer, employee, or agent of the Company, or in connection with, arising from, or relating to, business or activities undertaken on behalf of the Company, including, without limitation, any demands, claims, or lawsuits initiated by one or more Members, provided, however, that no indemnification may be made to or on behalf of any Indemnitee if a final judgment or other final adjudication adverse to such Indemnitee establishes that his, her or its acts or omissions constituted willful misconduct in bad faith.

12.2   Advancement of Expenses. Any Manager or Officer shall be entitled to receive, and any other Indemnitee may receive, if approved by the Board of Managers, upon application therefor, advances from the Company to cover the costs of defending any pending, threatened, or completed claim, action, suit, or proceeding against it for Losses in connection with which it would be entitled to indemnification under this Article XII, provided, that such advances shall be repaid to the Company if the Indemnitee receiving such advance is found by a court of competent jurisdiction upon entry of a final judgment to have violated the standard set forth in Section 12.1 which preclude indemnification hereunder.

12.3   Source of Payment. Any amount to which an Indemnitee may be entitled under this Article XII shall be paid only out of the assets of the Company and any insurance proceeds available to the Company for such purposes. No Member shall be personally liable for any amount payable pursuant to this Article XII, or to make any Capital Contribution, return any distribution made to it by the Company, or restore any negative Capital Account balance to enable the Company to make any such payment.

12.4   Right Not Exclusive. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article XII shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, provision of this Agreement, vote of Members or otherwise.

12.5   Insurance. The Company may maintain insurance, at its expense, to protect itself and any Member, the Board of Managers, Officer, employee or agent of the Company against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under Delaware law.

12.6   Amendment. Any amendment, repeal or modification of any provision of this Article XII shall not adversely affect any right or protection of a Member, the Board of Managers or any Officer, employee or agent of the Company existing at the time of, or prior to, such amendment, repeal or modification.

ARTICLE XIII
DISSOLUTION

13.1   Events of Dissolution. The Company shall be dissolved within sixty (60) days after the occurrence of any of the following events (a "Dissolution Event"), unless within said sixty (60) day period the holders of at least two-thirds of the issued and outstanding Units agree in writing to continue the Company:

(a)   the written agreement of the holders of at least two-thirds of the Units;

(b)   pursuant to a voluntary or involuntary bankruptcy petition;

(c)   the sale or other disposition of all or substantially all of the assets of the Company; or

(d)   the entry of a decree of judicial dissolution of the Company.

13.2   Liquidation.

(a)   Upon the occurrence of a Dissolution Event, the Managers shall carry out the winding up of the Company and shall immediately commence to wind up the Company's affairs; provided, however, that a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the satisfaction of liabilities to creditors so as to enable the Members to maximize the value of the net assets or to minimize the normal losses of the Company, as the case may be, attendant to the liquidation.

(b)   Upon the occurrence of a Dissolution Event, the Company shall make no distributions in respect of the issued and outstanding Units except for a final Liquidating Distribution to the Members. Subject to the provisions of paragraph (c) of this Section, the proceeds of liquidation (the "Liquidating Distribution") shall be distributed in the following order and priority:

(i)   first, to creditors of the Company, including to Members in their capacities as creditors, to the extent permitted by law, in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and

(ii)   second, to the holders of the issued and outstanding Units in the order and priority set forth in Section 4.1.

ARTICLE XIV
MISCELLANEOUS

14.1   <u>Amendment</u>. This Agreement may be amended by the Board of Managers pursuant to Section 3.3, or by written instrument signed by Members holding at least two-thirds of the issued and outstanding Units; provided, however, that: (a) any amendment to or waiver of the respective rights and preferences of any class of Units, including without limitation, the distribution provisions set forth in Section 4.1 above (but excluding any amendment resulting from the creation of new classes of Units or admission of additional Members, in accordance with Section 3.3(b) above), must be approved by the holders of at least two-thirds of the outstanding Units of the affected class; and (b) no amendment to this Agreement may (1) modify the limited liability of a Member or increase the liabilities or responsibilities of any Member under this Agreement; in each case, without the consent of each such affected Member; (2) alter the interest of any Member in income, gains and losses, in a manner different from any alteration affecting the class of Units held by the Member as a whole, without the consent of each Member adversely affected by such amendment or modification; or (3) amend any provision of this Agreement which establishes the consent or approval of a percentage of the issued and outstanding Units greater than a simple majority as a condition or prerequisite to any action of the Board of Managers or the Company without the consent of such applicable percentage.

14.2   <u>Waiver</u>. Any waiver of any of the terms hereof shall be effective only for the instance for which it is given and shall not constitute a waiver of a subsequent occurrence or of any other provision hereof.

14.3   <u>Notices</u>. Any notices or other communication required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given if personally delivered, sent by overnight courier, charges prepaid, delivered by facsimile or electronic transmission with confirmation, or mailed by registered or certified mail, postage and charges prepaid, return receipt requested, addressed (a) if to a Member, to the Member's address as recorded in the Company's books and records, (b) if to the Company, at its principle office. Except as otherwise provided herein, any such notice shall be deemed to have been given (a) when personally delivered, (b) on the day next following the date of delivery to the overnight courier, when sent by overnight courier, (c) on the date of receipt during the normal business hours of the recipient when sent by facsimile or electronic transmission, or (d) on the date of actual delivery, whichever is earliest.

14.4   Binding Agreement. This Agreement shall be binding upon the assigns, executors, administrators, estates, heirs and legal successors of the parties hereto.

14.5   Governing Law. This Agreement and all questions arising hereunder shall be determined in accordance with the internal law of the Delaware, without regard to the choice of law provisions thereof.

14.6   Severability. If one or more provisions in this Agreement is held or found to be invalid, illegal or unenforceable in any respect, such provision(s) shall be given effect to the maximum extent permitted by law and the invalidity, illegality or unenforceability of such provision(s) shall not affect the validity of the remaining provisions of this Agreement.

14.7   Counterparts; Signatures. This Agreement may be executed in two or more counterparts, each of which shall constitute an original and all of which shall be deemed one and the same agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart. Signatures of any Party transmitted by facsimile or electronic mail (including, without limitation, electronic mailing of a so-called portable document format or "pdf" of a scanned counterpart) shall be treated as and deemed to be original signatures for all purposes, and will have the same binding effect as if they were original, signed instruments delivered in person.

14.8   Entire Agreement. This Agreement is intended by the Members to constitute the "operating agreement" of the Company within the meaning of the Act. This Agreement contains the entire understanding among the Members. This Agreement supersedes any prior written or oral agreement between the Members with respect to the subject matter hereof. This Agreement shall be considered as drafted equally by the Members and any ambiguity shall not be construed in favor of or against any Member.

14.9   Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning thereof.

END OF TEXT
SIGNATURE PAGE FOLLOWS

SIGNATURE PAGE TO MustWatch LLC
LIMITED LIABILITY COMPANY AGREEMENT

IN WITNESS WHEREOF, the parties hereto have caused this Limited Liability Company Agreement of MustWatch LLC to be executed as of the date first above written.

COMPANY: MustWatch LLC

By: Chelinde Edouard
           [Manager Name], a Manager

MEMBERS:

Mark Sneed

MEMBERS:

John Fanning Jr.


MEMBERS:

Robert Maeillo

MEMBERS:

Aimeé Carvalho



MEMBERS:

Benjamin Aronberg



MEMBERS:

Edwin Jones ____Edwin Jones____

DM3\1486177.1

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MustWatch LLC

LIMITED LIABILITY COMPANY AGREEMENT

SCHEDULE A

Schedule of Members

Name of Member	Class of Security	Number of Units	Percentage Interest
Chelinde Edouard	Common Units	250,000	21.55%
Mark Sneed	Common Units	250,000	21.55%
John Fanning Jr.	Common Units	100,000	8.62%
Rob Maiello	Common Units	100,000	8.62%
Aimee Carvalho	Common Units	100,000	8.62%
Edwin Jones	Common Units	100,000	8.62%
Ben Aronberg	Common Units	100,000	8.62%
Valuesetters	Common Units	110,000	9.48%
Netcapital	Common Units	50,000	4.31%
TOTALS		1,160,000	100%

Attested to as of the date first written above by:

MustWatch LLC

By: Chelinde Edouard

               [Manager Name],

Manager

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DM3\1486177.1